INTERSTATE DATA USA, INC.
                           1900 West Loop South, #1850
                                HOUSTON, TX 77027


                                                December 15, 2006


VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

             Re:    Interstate Data USA, Inc.
                    Withdrawal of Registration Statement on Form SB-2 Filed November 24, 2006

             File No. 333-138940

Ladies and Gentlemen:

            Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Securities Act"), please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting Interstate Data USA, Inc. (the "Registrant") to withdraw its Registration Statement on Form SB-2, initially filed by the Registrant on November 24, 2006 (the "Registration Statement").

            The Registration Statement was not declared effective by the SEC, no securities were sold in connection with or pursuant to the Registration Statement and the Registrant has not offered or sold any of its Securities in violation of the registration provisions of the Securities Act. The Registrant seeks to withdraw the Registration Statement because of unfavorable market conditions. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) of the Securities Act, the SEC issue an order granting the desired withdrawal.

            The Registrant hereby advises the SEC that the Registrant may undertake a subsequent private offering in reliance on and in accordance with Rule 155(c) of the Securities Act.

            The Registrant requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

            If you have any questions concerning this matter, please contact Randy Carpenter at (606) 922-2724.

            Thank you for your assistance in this matter.


                                        INTERSTATE DATA USA, INC.

                                        By:  /s/ David E. Carter
                                                 --------------------
                                                 David E. Carter
                                                 Chief Executive Officer